VIA EDGAR AND FACSIMILE

July 24, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Frisco’s Restaurant Group, LLC
Registration Statement on Form S-1 (SEC File No. 333-179141)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Del Frisco’s Restaurant Group, LLC that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 26, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2854 copies of the Preliminary Prospectus dated July 17, 2012 (the “Preliminary Prospectus”) through the date hereof, 170 to dealers, 1625 to institutions and 1059 to others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature pages follow.)

Very truly yours,

DEUTSCHE BANK SECURITIES INC. PIPER JAFFRAY & CO. As Representatives

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Damon Chandik
Name: Damon Chandik
Title: Managing Director